UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: March 29, 2005

(Date of earliest event reported)

VERIZON COMMUNICATIONS INC.

(Exact name of registrant as specified in its charter)

Delaware	1-8606	23-2259884
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1095 Avenue of the Americas New York, New York	10036
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 395-2121

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry into a Material Definitive Agreement.

On March 29, 2005, Verizon Communications Inc., a Delaware corporation (“Verizon”), announced that it had entered into an amendment (the “Amended Merger Agreement”) of the Agreement and Plan of Merger (the “Merger Agreement”), dated as of February 14, 2005, among Verizon, its wholly owned subsidiary, ELI Acquisition, LLC (“Merger Sub”) and MCI, Inc. (“MCI”).

Under the Amended Merger Agreement, Verizon agreed to acquire MCI for $23.10 per share, not including the $0.40 per share cash dividend paid by MCI on March 15, 2005. MCI stockholders will receive total cash of $8.35 per share of MCI common stock. This represents up to $5.60 per share in special cash dividends, not including the $0.40 per share cash dividend paid by MCI on March 15, 2005 (less the amount of any dividends declared by MCI during the period from February 14, 2005 to the consummation of the acquisition of MCI by Verizon) and $2.75 per share in cash consideration (the “Per Share Cash Amount”). The previous Merger Agreement provided for up to $4.10 per share in special cash dividends, not including the $0.40 per share cash dividend paid by MCI on March 15, 2005 (less the amount of any dividends declared by MCI during the period from February 14, 2005 to the consummation of the acquisition of MCI by Verizon) and $1.50 per share in cash consideration. The Amended Merger Agreement also provides that Verizon will issue at least 0.4062 shares of Verizon common stock for each share of MCI common stock. The exact exchange ratio will be determined by dividing $14.75 by the volume weighted average of the closing prices of Verizon common stock, as such prices are reported on the NYSE Composite Transactions Tape, for each of the 20 trading days ending on the third trading day immediately preceding the effective time of the acquisition of MCI by Verizon and will be deemed equal to 0.4062 if the quotient is less than 0.4062.

The Amended Merger Agreement provides that the Per Share Cash Amount is subject to downward adjustment for certain remaining bankruptcy claims, including state tax claims, and certain international tax liabilities which exceed $1,775,000,000. (The adjustment threshold in the previous Merger Agreement was $1,725,000,000.)

The Amended Merger Agreement increases to $240,000,000 the termination fee that, under specified circumstances, MCI may be required to pay Verizon. Under the Amended Merger Agreement MCI also agreed to reimburse Verizon for up to $10,000,000 in expenses.

In addition, under the Amended Merger Agreement, in the event that the MCI board of directors changes, withdraws, modifies or qualifies its recommendation of the acquisition of MCI by Verizon to MCI stockholders as a result of a superior proposal, Verizon has the option to request MCI to cause a stockholder meeting to be held to consider approval of the acquisition of MCI by Verizon and the other transactions contemplated by the Amended Merger Agreement and the Merger Agreement. Under the previous Merger Agreement, this right was limited to situations in which such change in recommendation resulted from an event that was not known to the MCI board of directors as of the signing of the Merger Agreement which became known prior to MCI stockholder approval and which caused the MCI board of directors to conclude in good faith that its failure to effect a change in recommendation would result in a breach of its fiduciary duties to the MCI stockholders.

The foregoing description of the Amended Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Amended Merger Agreement, which is filed as Exhibit 2.1 hereto and the Merger Agreement, which was filed as Exhibit 2.1 to Form 8-K on February 17, 2005, both of which are incorporated into this report by reference.

Item 8.01	Other Events

On March 29, 2005, Verizon and MCI issued a joint press release announcing the execution of the Amended Merger Agreement.

The press release is attached as Exhibit 99.1 and is incorporated herein by reference.

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This Form 8-K contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at investor.verizon.com/SEC/ and www.mci.com/about/investor_relations/sec/.

Verizon intends to file a registration statement, including a proxy statement of MCI, and other materials with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. We urge investors to read these documents when they become available because they will contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about Verizon and MCI, at www.sec.gov, the SEC’s website. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareowners with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2005 annual meeting of shareholders, dated March 21, 2005. Information about MCI’s directors and executive officers is available in MCI’s annual report on Form 10-K for the year ended December 31, 2003. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.

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Item 9.01.	Financial Statements and Exhibits

(c) Exhibits

Exhibit No.	Description
2.1	Amendment, dated March 29, 2005, to the Agreement and Plan of Merger dated as of February 14, 2005 among Verizon, Eli Acquisition, LLC and MCI (the schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K).

99.1	Press Release issued jointly by MCI and Verizon, dated March 29, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Verizon Communications Inc.

Date:	March 29, 2005	By:	/s/ Marianne Drost
			Name:	Marianne Drost
			Title:	Senior Vice President, Deputy General Counsel and Corporate Secretary